Exhibit(a)(9)
485 HALF DAY ROAD
SUITE 300
BUFFALO GROVE, ILLINOIS 60089
July 17, 2007
Dear Fellow Stockholder:
     We are pleased to report that Option Care, Inc. (the “Company”) has entered into a Merger Agreement with Walgreen Co. (“Walgreens”) that provides for the acquisition of all of the Company’s common stock at a price of $19.50 per share in cash. Under the terms of the proposed transaction, Bison Acquisition Sub Inc., a wholly-owned subsidiary of Walgreens, has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock at $19.50 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of the Company’s outstanding shares on a fully-diluted basis being tendered, the receipt of certain regulatory approvals and termination or expiration of any waiting periods under applicable antitrust laws.
     The Company’s board of directors unanimously (1) determined that the offer, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interest of, the Company and its stockholders; (2) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared its advisability in accordance with the provisions of the DGCL; and (3) recommended that the Company’s stockholders accept the offer and tender their shares.
     In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is Bison Acquisition Sub Inc.’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully and recommend that you tender your shares promptly.
     The directors and management of the Company thank you for the support you have given the Company over the years.
Sincerely,
/s/ Rajat Rai
Rajat Rai
President and Chief Executive Officer